Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-184042

Dated September 26, 2013

Relating to Preliminary Prospectus Supplement dated September 25, 2013

Tsakos Energy Navigation Limited

8.875% Series C Cumulative Redeemable Perpetual Preferred Shares

FINAL TERM SHEET

Dated September 26, 2013

Issuer:	Tsakos Energy Navigation Limited

Securities Offered:	8.875% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share (the “Series C Preferred Shares”)

Trade Date:	September 26, 2013

Settlement Date:	September 30, 2013 (T+2)

Offering Size:	2,000,000 Series C Preferred Shares ($50,000,000 aggregate liquidation preference) (or 2,300,000 Series C Preferred Shares ($57,500,000 aggregate liquidation preference) if the underwriters exercise their option to purchase additional shares in full)

Maturity:	Perpetual

Conversion; Exchange and Preemptive Rights:	Will not have any conversion or exchange rights or be subject or entitled to preemptive rights

Dividend Payment Dates:	Quarterly on January 30, April 30, July 30 and October 30, commencing January 30, 2014 (each, a “Dividend Payment Date”)

Dividends:	Will accrue and be cumulative from the date the Series C Preferred Shares are originally issued and will be payable on each Dividend Payment Date, when, as and if declared by Issuer’s board of directors

Dividend Rate:	Will be 8.875% per annum per $25.00 of liquidation preference per share (equal to $2.21875 per share), subject to increase upon (i) a Covenant Default, (ii) a Cross Default, (iii) a Dividend Payment Default or (iv) a Failure to Redeem (each as defined in the prospectus supplement), in which case the dividend rate payable on the Series C Preferred Shares shall increase, subject to an aggregate maximum rate per annum of 25% prior to October 30, 2018 and 30% thereafter, to a rate that is 1.25 times the dividend rate payable on the Series C Preferred Shares as of the close of business on the day immediately preceding the Covenant Default, Cross Default, Divided Payment Default or Failure to Redeem, as applicable, and on each subsequent Dividend Payment Date, the dividend rate payable shall increase to a rate that is 1.25 times the dividend rate payable on the Series C Preferred Shares as in effect as of the close of business on the day immediately preceding such Dividend Payment Date, until the Covenant Default, Cross Default or Dividend Payment Default is cured or the Series C Preferred Shares are no longer outstanding

Optional Redemption:	At the option of the Issuer anytime on or after October 30, 2018, in whole or in part, at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption. A failure to redeem all the Series C Preferred Shares on or prior to October 30, 2020 shall constitute a Failure to Redeem.

Issue Price:	$25.00 per share

Day Count:	30/360

Net Proceeds to the Issuer (before expenses):	$48,250,000 (or $55,487,500 if the underwriters exercise their option to purchase additional shares in full)

Joint Bookrunners	UBS Securities LLC and Morgan Stanley & Co. LLC

Lead Manager	Jefferies LLC

Co-managers	Incapital LLC and DNB Markets, Inc.

Ratings	The Series C Preferred Shares will not be rated by a nationally recognized statistical rating organization.

Listing:	The Issuer intends to file an application to list the Series C Preferred Shares on the New York Stock Exchange under the symbol “TNP PR C”

CUSIP/ISIN:	G9108L 132 / BMG9108L1321

Changes to Preliminary Prospectus Supplement

1. The first sentence under “Capitalization” on page S-40 of the preliminary prospectus supplement is replaced in its entirety with the following sentence:

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of June 30, 2013 on:

•	an actual basis; and

•	an as adjusted basis giving effect to (i) scheduled debt repayments of $37.4 million, (ii) the prepayment of $9.1 million on the termination of one of our credit facilities with an outstanding balance of $26.8 million at June 30, 2013, (iii) the drawdown of $18.0 million under a new term bank loan, (iv) payments of $15.7 million to shipyards for new-buildings, (v) the payment of $0.9 million preference dividends, (vi) the payment of $2.8 million dividend to holders of common shares, (vii) the issuance of 481,804 common shares for net proceeds of $2.3 million under our distribution agency agreement; and

•	an as further adjusted basis giving effect to the above and the issuance of the Series C Preferred Shares offered hereby at a price of $25.00 per share (assuming no exercise of the underwriters’ option to purchase additional shares).

2. The table under “Capitalization” on page S-40 of the preliminary prospectus supplement is replaced in its entirety with the following table:

	As of June 30, 2013
In thousands of U.S. Dollars	Actual	Adjusted	As Further Adjusted
Cash
Cash and cash equivalents	$141,119	$95,533	$143,417
Restricted cash	5,790	5,790	5,790

Total cash	$146,909	$101,323	$149,207

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,438,651	$1,410,145	$1,410,145

Stockholders equity:
Preferred shares, $1.00 par value; 15,000,000 shares authorized (including 2,300,000 Series B Preferred Shares) and 2,000,000 Series B Preferred Shares issued and outstanding on an actual and on an as adjusted basis; 15,000,000 shares authorized (including 2,300,000 Series B Preferred Shares and 2,300,000 Series C Preferred Shares) and 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares issued and outstanding on an as further adjusted basis	2,000	2,000	4,000
Common shares, $1.00 par value; 85,000,000 shares authorized and 56,443,237 shares issued and outstanding on an actual basis; 56,925,041 shares issued and outstanding on an as adjusted and on an as further adjusted basis	56,443	56,925	56,925
Additional paid-in capital	450,642	452,455	498,339
Accumulated other comprehensive loss	(9,639)	(9,639)	(9,639)
Retained earnings	472,279	471,376	471,376
Non-controlling interest	1,600	1,600	1,600

Total stockholders’ equity	973,325	974,717	1,022,601

Total capitalization	$2,411,976	$2,384,862	$2,432,746

Other financial information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus may be obtained from UBS Securities LLC, Attention: Prospectus Department, 299 Park Avenue, New York, New York, 10171, telephone: 877-827-6444, ext. 561-3884, and Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, telephone: 1-866-718-1649, email: prospectus@morganstanley.com.

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